July 17, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:                    Pamela Long
Division of Corporation Finance

Re:                             Exterran Corporation
                                                                                                Registration Statement on Form 10-12B
                                                                                                Initially Filed on March 13, 2015
                                                                                                File No. 001-36875

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Exterran Corporation (the “Company”) hereby confidentially submits as Exhibit A hereto for the Staff’s review certain pages of Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form 10-12B, File No. 001-36875 (the “Registration Statement”), identifying as marked changes the Company’s proposed revisions to Amendment No. 3 to the Registration Statement previously filed with the Staff. The Company expects to include this information in Amendment No. 4, which the Company plans to file through EDGAR on or about July 20, 2015.

As discussed with members of the Staff, this information has been provided for your consideration by correspondence initially due to the Company’s desire to provide all information necessary for the Staff to complete its review on a timely basis.

*          *          *

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel, Ryan J. Maierson, at Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,

Exterran Corporation

By:	/s/ Jon C. Biro
Jon C. Biro
Senior Vice President and Chief Financial Officer

Cc:                             Donald Wayne

Exterran Holdings, Inc.

Ryan J. Maierson

Latham & Watkins LLP

Exhibit A